UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) New York (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Maceranka 914 277 2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Suite 290 Livingston NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

KRISTIN CALAMITA
Notary Public - State of New York
No. 01CA6396922
Qualified in Putnam County
My Commission Expires Aug. 26, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2020

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2020

TABLE OF CONTENTS

295 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
The Windmill Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Windmill Group, Inc. ("Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as The Windmill Group, Inc.'s auditors since 2018.

Livingston, New Jersey
February 23, 2021

THE WINDMILL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets	
Cash	$ 19,009
Commissions receivable	1,779
Total Assets	$ 20,788

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 7,973
Payroll taxes payable	536
Accrued expenses	1,125
Total Liabilities	9,634
Commitments and Contingencies	
Stockholders' Equity:	
Common Stock	2,700
Additional paid-in capital	130,100
Accumulated deficit	(121,646)
Total Stockholders' Equity	11,154
Total Liabilities and Stockholders' Equity	$ 20,788

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Commissions	$ 473,779
Operating Expenses	
Automobile	32,592
Bank charges	35
Commissions	83,191
Clearing costs	56,562
Dues, subscriptions, and licenses	9,889
Insurance	30,993
Internet expenses	2,968
Office expense & supplies	26,220
Outside services	2,000
Postage & Delivery	494
Professional Fees	11,950
Rent	16,080
Officer Salaries	22,500
Seminar expenses	665
Telephone	6,038
Taxes	1,940
Utilities	1,287
Total Operating Expenses	305,404
Income From Operations	168,375
Other Income	
Tax exempt Income – Covid 19 EIDL Advance	4,000
Net Income	$ 172,375

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance as of January 1, 2020	$2,700	$130,100	($ 123,750)	$ 9,050
Net income			172,375	172,375
Distributions			(170,271)	(170,271)
Balance as of December 31, 2020	$2,700	$130,100	$(121,646)	$ 11,154

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows provided by operating activities:	
Net income	$ 172,375
Adjustments to reconcile net income to net cash provided by operating activities	
Exempt income from EIDL advance	(4,000)
Changes in assets and liabilities	
Commissions receivable	(1,022)
Payroll taxes payable	536
Accrued expenses	1,125
Commissions payable	(47,411)
Net cash provided by operating activities	121,603
Cash flows from financing activities:	
EIDL advance proceeds	4,000
Distributions	(170,271)
Net cash used for financing activities	(166,271)
Net decrease in cash	(44,668)
Cash – beginning of year	63,677
Cash – end of year	$ 19,009

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 - Organization:

Corporation:
The Windmill Group, Inc. was formed in May 1970, in the state of New York for the purpose of registering as a FINRA broker-dealer. The Company is headquartered in Somers, New York. The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

Note 2 – Summary of Significant Accounting Policies:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Payable:

The balance at December 31, 2020 is $7,973. It represents commissions earned during 2020 by other registered brokers.

Rent/Leases:
The Company accounts for its lease arrangements as short-term leases and does not recognize a right of use asset nor corresponding liability. Office rent is paid on a month to month basis.

Note 2 – Summary of Significant Accounting Policies: (continued)

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The company earns commission revenue as an introducing broker for the transaction of its customers. The Company recognizes commission revenue at a point in time, on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and there are no significant action which the Company needs to take subsequent to this date to satisfy the performance obligation. Amounts earned are generally calculated as a percentage of the market value associated with the trade date.

Income Taxes:

The Company operates as a small business corporation ("S" corporation) for income tax purposes. As such, the Company's income or loss, and credits will be passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. At December 31, 2020, there are no significant income tax uncertainties that are expected to have a material impact on the company's financial statements.

Capital Stock:

There are 200 shares of stock authorized for issuance. 100 shares are issued and outstanding. Each stockholder owns 50 shares at December 31, 2020.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2020 through February 23, 2021, the date that the financial statements were available to be issued.

Note 3 - Net Capital Requirements:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2020, the company had net capital of $11,154, which exceeded the required net capital by $6,154.

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

Note 4 - Clearing Broker:

The Company has entered into a Fully Disclosed Clearing Agreement with Mutual Securities Inc., ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Note 5 - Risks and Uncertainties:

The Company is actively monitoring the recent COVID-19 outbreak and its potential impact on our operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that COVID-19 will have due to various uncertainties, including the severity of the disease, the duration of the outbreak, or actions that may be taken by government authorities.

Note 6 - EIDL Advance:

During 2020 the Company received an economic injury disaster loan ("EIDL") advance for $4,000 under the Cares act. This was relating to Covid-19 relief, and does not have to be repaid.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
The Windmill Group, Inc.

We have audited the financial statements of The Windmill Group, Inc. ("Company") as of and for the year ended December 31, 2020, and have issued our report thereon dated February 23, 2021, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("SEC") contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 23, 2021

Exhibit A

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Total stockholders' equity from balance sheet equity		$ 11,154
Net Capital		$ 11,154
Minimum Net Capital Required 6 2/3% of aggregate indebtedness ($9,634)		$ 642
Minimum Required		$ 5,000
Net Capital Required (Greater of above amounts)		$ 5,000
Excess Net Capital (Net Capital $11,154, less net capital requirement of $5,000)		$ 6,154
Net Capital less 120% of minimum dollar Net Capital requirement of $5,000		$ 5,154
Aggregate Indebtedness	$9,634	
Ratio of Aggregate Indebtedness to Net Capital	0.86	

No material differences exist in net capital, as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2020.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
The Windmill Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Windmill Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Windmill Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions") and (2) The Windmill Group, Inc. stated that The Windmill Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Windmill Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Windmill Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 23, 2021

EXEMPTION REPORT
DECEMBER 31, 2020

FIRM ATTESTATION

The Windmill Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, John Maceranka, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

The Windmill Group, Inc.

John Maceranka, President

February 23, 2021